SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549




                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                              GTE HOURLY SAVINGS PLAN


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904













                            GTE HOURLY SAVINGS PLAN

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND DECEMBER 31, 1993

                                 TOGETHER WITH

                                AUDITORS' REPORT



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Plan Administrator of the
  GTE Hourly Savings Plan:


       We have audited the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information of the GTE Hourly Savings Plan as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Hourly Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                ARTHUR ANDERSEN LLP
  Stamford, Connecticut
  June 9, 1995




                                                GTE HOURLY SAVINGS PLAN
                        STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                  DECEMBER 31, 1994
                                                (thousands of dollars)



                                                    Investments
                                                  in Master Trust      Receivables        Total
  FIDELITY FUNDS:

  Equity - Income Fund                               $ 21,585           $   124         $ 21,709
  Overseas Fund                                        15,607               114           15,721
  U.S. Equity Index Collective Trust Fund              27,341                50           27,391
  Retirement Government Money Market Portfolio         24,943               446           25,389
  Magellan Fund                                        49,209               331           49,540
  Conservative Strategy Portfolio                     111,685               124          111,809
  Conservative Growth Strategy Portfolio               25,342               118           25,460
  Moderate Growth Strategy Portfolio                   26,981               166           27,147
  Long-Term Growth Strategy Portfolio                  22,156               141           22,297

  OTHER FUNDS:

  GTE Stock Portfolio                                 320,831            20,788          341,619
  Loan Fund                                            54,384               -             54,384

      Total                                          $700,064           $22,402         $722,466





             The accompanying notes are an integral part of this financial statement.

                                               GTE HOURLY SAVINGS PLAN
                      STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                  DECEMBER 31, 1993
                                                (thousands of dollars)



                                                    Investments
                                                  in Master Trust       Receivables        Total
  FIDELITY FUNDS:

  Equity - Income Fund                               $ 14,855           $    90         $ 14,945
  Overseas Fund                                         7,115                54            7,169
  U.S. Equity Index Collective Trust Fund              29,366                44           29,410
  Retirement Government Money Market Portfolio          8,088               512            8,600
  Magellan Fund                                        33,143               246           33,389
  Conservative Strategy Portfolio                     120,983               108          121,091
  Conservative Growth Strategy Portfolio               21,201               102           21,303
  Moderate Growth Strategy Portfolio                   19,437               132           19,569
  Long-Term Growth Strategy Portfolio                  14,008                98           14,106

  OTHER FUNDS:

  GTE Stock Portfolio                                 320,279            20,386          340,665
  Loan Fund                                            50,643               -             50,643

      Total                                          $639,118           $21,772         $660,890





              The accompanying notes are an integral part of this financial statement.
                                                                                         Page 1 of 2
                                                      GTE HOURLY SAVINGS PLAN
                       STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               For the Year Ended December 31, 1994
                                                      (thousands of dollars)

                                                                        Fidelity Funds

                                                                    U.S. Equity  Retirement
                                              Equity-                  Index     Government              Conservative
                                              Income      Overseas   Collective  Money Market  Magellan      Strategy
                                               Fund         Fund     Trust Fund   Portfolio     Fund       Portfolio
  Interest and Dividends                      $ 1,973      $  262     $   -       $   692     $ 1,804       $    -

  Net Investment Gain (Loss) (Note 2)          (2,034)       (426)        329         -        (2,955)         6,216

  Contributions (Note 3):
    Employee                                    3,179       2,707       1,286      12,804       8,820          3,126
    Employer                                      -           -           -           -           -              -

  Transfers (To) From Other Plans (Note 5)       (331)       (263)     10,617        (186)       (685)        20,162

  Net Transfers Between Funds                   5,747       7,104      (9,683)      1,365      12,550        (15,073)

  Participant Loans:
     Repayments                                   670         561         276       5,902       1,876            712
     Withdrawals                                 (726)       (551)       (925)     (1,459)     (1,697)        (3,695)

  Withdrawals and Terminations                 (1,714)       (842)     (3,919)     (2,329)     (3,562)       (20,730)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR     6,764       8,552      (2,019)     16,789      16,151         (9,282)

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                       14,945       7,169      29,410       8,600      33,389        121,091

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                            $21,709     $15,721     $27,391     $25,389     $49,540       $111,809

                                     The accompanying notes are an integral part of this financial statement.
                                                                                                             Page 2 of 2
                                                      GTE HOURLY SAVINGS PLAN
                       STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               For the Year Ended December 31, 1994
                                                      (thousands of dollars)

                                                      Fidelity Funds                   Other Funds

                                              Conservative    Moderate     Long-Term
                                                 Growth        Growth        Growth         GTE
                                                Strategy      Strategy      Strategy       Stock        Loan
                                               Portfolio     Portfolio      Portfolio    Portfolio      Fund     Total
  Interest and Dividends                       $     -       $     -       $     -        $ 19,272    $ 3,085   $ 27,088

  Net Investment Gain (Loss) (Note 2)            1,034           753           566         (50,827)       -      (47,344)

  Contributions (Note 3):
    Employee                                     3,137         4,338         3,574          12,392        -       55,363
    Employer                                       -             -             -            20,365        -       20,365

  Transfers (To) From Other Plans (Note 5)        (378)         (304)         (141)         55,681         17     84,189

  Net Transfers Between Funds                    3,313         4,610         5,362         (15,295)       -          -

  Participant Loans:
    Repayments                                     654           838           710          10,528    (22,727)       -
    Withdrawals                                   (731)         (890)         (789)        (15,122)    26,585        -

  Withdrawals and Terminations                  (2,872)       (1,767)       (1,091)        (36,040)    (3,219)   (78,085)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR      4,157         7,578         8,191             954      3,741     61,576

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                        21,303        19,569        14,106         340,665     50,643    660,890

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                             $25,460       $27,147       $22,297        $341,619    $54,384   $722,466

                               The accompanying notes are an integral part of this financial statement.
                                                                                                            Page 1 of 2
                                                      GTE HOURLY SAVINGS PLAN
                       STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               For the Year Ended DECEMBER 31, 1993
                                                      (thousands of dollars)
                                                                        Fidelity Funds

                                                                    U.S. Equity  Retirement
                                            Equity-                    Index     Government                 Conservative
                                            Income      Overseas     Collective  Money Market     Magellan      Strategy
                                             Fund         Fund       Trust Fund   Portfolio        Fund        Portfolio
  Interest and Dividends                    $   207      $  106       $   -        $   43        $ 1,850       $    -

  Net Investment Gain (Loss) (Note 2)           203         245           666         -             (937)         2,308

  Contributions (Note 3):
    Employee                                    814         434           411       5,258          2,103            977
    Employer                                    -           -             -           -              -              -

  Transfers From Other Plans (Note 5)           445         172        53,141         303            976        193,459

  Net Transfers Between Funds                13,398       6,236       (23,200)      1,369         29,630        (66,353)

  Participant Loans:
    Repayments                                  156          72            60       1,888            366            178
    Withdrawals                                (143)        (60)         (321)       (116)          (362)        (1,628)

  Withdrawals and Terminations                 (135)        (36)       (1,347)       (145)          (237)        (7,850)

  INCREASE IN NET ASSETS AVAILABLE
    FOR PLAN BENEFITS DURING YEAR            14,945       7,169        29,410       8,600         33,389        121,091

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                        -           -             -           -              -              -

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                          $14,945     $ 7,169       $29,410      $8,600        $33,389       $121,091

                                     The accompanying notes are an integral part of this financial statement.
                                                                                                              Page 2 of 2
                                                      GTE HOURLY SAVINGS PLAN
                       STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               For the Year Ended DECEMBER 31, 1993
                                                      (thousands of dollars)

                                                     Fidelity Funds                          Other Funds

                                             Conservative    Moderate     Long-Term
                                                Growth        Growth        Growth         GTE
                                               Strategy      Strategy      Strategy       Stock       Loan
                                              Portfolio     Portfolio      Portfolio    Portfolio     Fund      Total
  Interest and Dividends                      $   -         $   -         $   -         $  4,442    $    740   $  7,388

  Net Investment Gain (Loss) (Note 2)             454           445           213        (15,554)       -       (11,957)

  Contributions (Note 3):
    Employee                                      902         1,181           856          3,515        -        16,451
    Employer                                      -             -             -           19,984        -        19,984

  Transfers From Other Plans (Note 5)              57           133           111        355,809      47,509    652,115

  Net Transfers Between Funds                  20,308        18,071        13,149        (12,608)       -          -

  Participant Loans:
    Repayments                                    152           242           117          2,711      (5,942)      -
    Withdrawals                                  (262)         (263)         (241)        (5,680)      9,076       -

  Withdrawals and Terminations                   (308)         (240)          (99)       (11,954)       (740)   (23,091)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR    21,303        19,569        14,106        340,665      50,643    660,890

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                          -             -             -              -           -         -

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                            $21,303       $19,569       $14,106       $340,665     $50,643   $660,890

                    The accompanying notes are an integral part of this financial statement.
                                    GTE CORPORATION
                                GTE HOURLY SAVINGS PLAN

                              NOTES TO FINANCIAL STATEMENTS


  (1) Description of the Plan:

      The GTE Corporation ("GTE") GTE Hourly Savings Plan ("Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan commenced in 1993. The purpose of the Plan is to provide eligible employees of GTE and its subsidiaries ("Participating
  Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is available to any eligible employee of GTE or a Participating Affiliate, who either (i) is in a unit covered by a collective bargaining agreement that provides for participation in the Plan; or (ii) is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. "Eligible Employee" does not include any of the following:

          a. an active participant in any other tax-qualified retirement plan maintained by GTE or a Participating Affiliate that includes a cash or deferred arrangement qualified under Internal Revenue
          Service Code Section 401(k);

          b. a nonresident alien who does not receive compensation from GTE or a Participating Affiliate that constitutes earned income from sources within the United States;

          c.  a "leased employee" within the meaning of the Internal Revenue
          Code Section 414(n);

          d. an individual whose basic compensation for services rendered on behalf of GTE or a Participating Affiliate is not paid directly by GTE or a Participating Affiliate; and

          e. an individual retained by GTE or a Participating Affiliate pursuant to a contract or agreement that specifies that the employee is not eligible to participate in the Plan.

        To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, "Eligible Employee" also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

        An individual's active participation in the Plan shall terminate when the individual ceases to be an Eligible Employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

      Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made.
  Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.
                                      GTE CORPORATION
                                  GTE HOURLY SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS - (Continued)


        Each participant directs their contributions to be invested in one of the current investment options: five Fidelity funds, one of four Fidelity strategy portfolios, in the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

          a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

          b. Fidelity Overseas Fund - invests primarily in securities of issuers whose principal activities are outside the U.S. and also invests in public and private bonds (both foreign and domestic) and bank deposits and money market instruments denominated in U.S.
          dollars or foreign currencies.

          c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the U.S. as represented by the Standard & Poor's 500 Composite Stock
          Price Index.

          d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities.

          e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of U.S. and foreign companies and also invests in high yield securities, options and futures contracts related to securities in the portfolio.

          f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

          g.  Conservative Growth Strategy Portfolio - invests approximately
          75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining 25% invested in a portfolio of U.S. equities.

          h.  Moderate Growth Strategy Portfolio - invests approximately 50%
          of its assets in a portfolio of U.S. equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

          i.  Long-Term Growth Strategy Portfolio - invests approximately
          75% of its assets in a portfolio of equity securities consisting of a combination of U.S. equities (50%) and international equities
                                  GTE CORPORATION
                              GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


          (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

          j. GTE Stock Portfolio - invests principally in GTE common stock, but may also invest a portion in short-term money market instruments.

        The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

        A loan feature is available which permits participants to borrow up to 50% of their vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

        Interest rates on loans are equal to the prime interest rate at the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, they are reinvested according to the participants' current investment decision. Short-term loan terms are from six months to five years while long-term loan terms for the purchase of a primary residence are from sixty-six months to twenty years.

        The Plan participates in a master trust and, along with other plans, owns a percentage of the assets in the master trust. These percentages are based on a pro rata share of the trust assets. At December 31, 1994, the Plan owned 17% of the assets in the various investment funds and portfolios that comprise the master trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the master trust as a percentage of the total participation in such funds and portfolios.

        Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

  (2)   Accounting Policies:

        The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair
                                  GTE CORPORATION
                              GTE HOURLY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


  value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end and realized gains and losses on sales of Plan investments during the year. Net unrealized and net realized gains and losses are based on the value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For the GTE Stock Fund, the realized loss on sale of investments was $7.9 million during 1994 and the realized gain on sale of investments was $2.9 million during 1993. The unrealized losses on investments were $42.9 million and $18.5 million for 1994 and 1993, respectively.

        Reclassifications of prior year data have been made in the financial statements where appropriate to conform to the 1994 presentation.

  (3)   Contributions:

        The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer contributions in shares of GTE common stock equivalent in value up to 50% of the initial 6% of the employees' contributions not withdrawn during the Plan year. The employee's matching contribution is credited following the close of each calendar year to the accounts of employees who have not terminated their active participation.
  Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation. Each participant's Elective
  Contribution to the Plan for the 1994 Plan year was limited to $9,240. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1994 Plan year was limited to the lesser of (i)
  $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.

        GTE matching contributions for the 1994 and 1993 Plan years consisted of approximately 602,000 and 610,000 shares of GTE common stock, respectively. In general, participants cannot redirect these shares into other investment choices.

  (4)   Tax Status:

        The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the
  Code") and consequently is exempt from Federal income tax. Management amended the Plan in 1995 to comply with the final rulings under the Tax
  Reform Act of 1986, as amended, and has filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service.
  Management anticipates that a letter to the effect that the Plan qualifies under Sections 401(a), 401(k) and 501 of the Code will be received in due course.

  (5)   Plan Transfers:

        During 1994, net assets of plan participants totaling $2 million were transferred from the Plan to the savings plans of Citizens Utilities
  Company

                                  GTE CORPORATION
                              GTE HOURLY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


  as a result of the sale of certain non-strategic local-exchange telephone properties by GTE.

        During 1994 and 1993, net assets of plan participants totaling $86 million and $638 million, respectively, were transferred to the Plan from the GTE Corporation Savings, Investment and Tax-deferral Plan for Hourly
  Employees as a result of labor unions negotiating to participate in such Plan. Also during 1993, net assets of plan participants totaling $14 million were transferred to the Plan from the GTE Savings Plan.




                              GTE HOURLY SAVINGS PLAN
                      SCHEDULE OF INVESTMENTS IN MASTER TRUST
                              (thousands of dollars)


                                                           1994                   1993

  FIDELITY FUNDS:

  Equity - Income Fund                                 $  152,380             $  142,560
  Overseas Fund                                           117,757                 86,633
  U.S. Equity Index Collective Trust Fund                 112,306                131,013
  Retirement Government Money Market Portfolio             78,287                 45,128
  Magellan Fund                                           307,397                282,612
  Broad Market Duration Collective Trust                      779                  1,422
  Conservative Strategy Portfolio                         515,488                556,015
  Conservative Growth Strategy Portfolio                  221,646                228,880
  Moderate Growth Strategy Portfolio                      257,401                249,088
  Long-Term Growth Strategy Portfolio                     204,259                177,260

  OTHER FUNDS:

  GTE Stock Portfolio                                   1,196,697              1,410,604
  ESOP Shares Fund                                        724,649                850,243
  Loan Fund                                               176,034                173,313
  Income Portfolio                                          8,351                 25,852

      Total                                            $4,073,431             $4,360,623




                     The accompanying notes are an integral part of this schedule.
                                                      GTE HOURLY SAVINGS PLAN
                                          Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                      (thousands of dollars)


                                                        December 31, 1994               December 31, 1993
                                                   Dividends     Net Investment     Dividends   Net Investment
                                                  & Interest       Gain (Loss)     & Interest        Gain
  FIDELITY FUNDS:

  Equity - Income Fund                               $ 14,713       $ (14,699)       $  4,119      $ 11,122
  Overseas Fund                                         2,004          (2,019)          1,296        11,598
  U.S. Equity Index Collective Trust Fund                 -             1,704             -          21,397
  Retirement Government Money Market Portfolio          2,494             -               917             3
  Magellan Fund                                        11,984         (18,123)         23,172         7,337
  Broad Market Duration Collective Trust                  -               (16)            -             987
  Conservative Strategy Portfolio                         -            28,189             -          41,707
  Conservative Growth Strategy Portfolio                  -             9,554             -          14,289
  Moderate Growth Strategy Portfolio                      -             8,186             -          17,772
  Long-Term Growth Strategy Portfolio                     -             6,503             -          16,366

  OTHER FUNDS:

  GTE Stock Portfolio                                  74,534        (183,332)         61,959        40,045
  ESOP Shares Fund                                     46,000        (107,957)         45,568         8,859
  Loan Fund                                            10,046             -             9,187           -
  Income Portfolio                                        -               657             -          11,485

      Total                                          $161,775       $(271,353)       $146,218      $202,967




                                 The accompanying notes are an integral part of this schedule.

                                  GTE CORPORATION
                             GTE HOURLY SAVINGS PLAN
                         SAVINGS & INVESTMENT MASTER TRUST



                               Notes to Schedules


  (1) The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

  (2) Funds invested in contracts with insurance companies represented 68% of the Conservative Strategy Portfolio consisting of 56 investment contracts held with 24 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 3 below and Confederation Life Insurance and Annuity Company (Confederation) discussed in note 4 below, at December 31, 1994, were rated A- or better by Standard & Poor's as of December 31, 1994. The investment contracts, excluding Mutual Benefit and Confederation Life, bear interest rates ranging from 5.28% to 9.23% and have scheduled maturities from January 3, 1995 to May 25, 2001.

  (3) At December 31, 1994, the Income Portfolio had an investment contract with Mutual Benefit which represented approximately 7% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1994, this investment is carried at contract value of $34.9 million in the master trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1993 and 1994, the contract was credited with interest at a rate of 3.5%. During 1995, interest will be credited at 3.55%. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract.

  (4) At December 31, 1994, the Income Portfolio had three investment contracts with Confederation, which represented approximately 3% of the Conservative Strategy Portfolio's investments and are less than 1% of the master trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions. As of December 31, 1994, the workout of the appropriation of assets had not been completed. At December 31, 1994, this investment is carried at contract value of $13.3 million in the master trust.









                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
  Corporation's previously filed Registration Statement on Form S-8 (File No. 33-46612).






                                         ARTHUR ANDERSEN LLP


  Stamford, Connecticut
  June 23, 1995

                                     SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       GTE HOURLY SAVINGS PLAN
                                           (Name of Plan)



  Date     June 27, 1995                  By       Lawrence R. Whitman
                                                  (Lawrence R. Whitman)
                                             Vice President and Controller